Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37660
Phone: (423) 229-8321
wmclain@eastman.com

July 20, 2015
VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Terence O’Brien, Branch Chief

Re:	Eastman Chemical Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-12626

Dear Mr. O’Brien:
On behalf of Eastman Chemical Company (“Eastman” or the “Company”), I submit our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in the letter of the Staff addressed to Curtis E. Espeland dated June 24, 2015, with respect to the above-referenced filing (the “Form 10-K”). Each of the Company’s responses to the Staff’s comments is preceded by the text of the comment in your letter. All terms not defined in our responses have the meanings ascribed to those terms in the Form 10-K.
Text of Staff Comment:
Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Estimates, page 35

Impairment of Long-Lived Assets, page 36

Goodwill, page 36

1.
We note that you have identified the specialty fluids reporting unit, which is included in the Specialty Fluids & Intermediates reportable segment, as having a fair value that approximates its carrying value.

Securities and Exchange Commission
July 20, 2015

As your discussion and analysis of the Specialty Fluids and Intermediates operating results provides investors with little direct information about the specialty fluids reporting unit, please expand your disclosure to include:

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance.

Management Response:
The “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” (“MD&A”) and “Business” sections of the Form 10-K include disclosure regarding the specialty fluids product line of the Specialty Fluids & Intermediates segment. Given such unit’s size in relation to the Specialty Fluids & Intermediates segment (13 percent of revenue) and the Company on a consolidated basis (4 percent of revenue) and management’s judgment at the time of Form 10-K filing concerning the likelihood of future impairments of the goodwill of the reporting unit, management determined that this disclosure in the Form 10-K was adequate.
However, to give investors additional information concerning any possible future impairment of the goodwill of the specialty fluids reporting unit (or other business units), in future filings the Company will expand the disclosure in “MD&A - Critical Accounting Estimates” concerning uncertainty associated with the key assumptions for any reporting units that management considers to be “at risk” of goodwill impairment because the fair value does not substantially exceed the carrying value to include a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
A draft example of such enhanced disclosure as it would have been in the MD&A of the Company’s 2014 Form 10-K is below (new, revised, or deleted disclosure in italics):

Goodwill

The testing of goodwill is performed at the "reporting unit" level which the Company has determined to be its "components". Components are defined as one level below an operating segment, and in order to be a reporting unit, the component must 1) be a "business" as defined by applicable accounting standards (an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to the investors or other owners, member, or participants); 2) have discrete financial information available; and 3) be reviewed regularly by Company operating segment management. The Company aggregates certain components into reporting units based on economic similarities.

Securities and Exchange Commission
July 20, 2015

The Company uses an income approach and applies a fair value methodology based on discounted cash flows in testing the carrying value of goodwill for each reporting unit. The key assumptions and estimates used in the Company's 2014 goodwill impairment testing included ~~a long-term~~ projections of revenues, expenses, and cash flows determined using the Company’ s annual multi-year strategic plan, the estimated discount rate, ~~and~~ the estimated tax rate, and a projected long-term growth rate. The Company believes these assumptions are consistent with those a hypothetical market participant would use given circumstances that were present at the time the estimates were made. However, actual results and amounts may be significantly different from the Company's estimates. In addition, the use of different estimates or assumptions could result in materially different determinations. In order to determine the discount rate, the Company uses a market perspective weighted average cost of capital ("WACC") approach. The WACC is calculated incorporating weighted average returns on debt and equity from market participants. Therefore, changes in the market, which are beyond the control of the Company, may have an impact on future calculations of estimated fair value.

If the estimated fair value of a reporting unit is determined to be less than the carrying value of the net assets of the reporting unit including goodwill, additional steps, including an allocation of the estimated fair value to the assets and liabilities of the reporting unit, would be necessary to determine the amount, if any, of goodwill impairment.

As a result of the tests performed during third quarter 2014, there was no impairment of the Company's goodwill. Fair values substantially exceeded the carrying values for each reporting unit tested, except for the specialty fluids reporting unit (a part of the Specialty Fluids and Intermediates ("SFI") operating segment as described in the “Business” section) which had an estimated fair value that approximated its carrying value including goodwill. As of December 31, 2014, ~~acquired from Solutia Inc. ("Solutia")~~. goodwill of $545 million is allocated to the specialty fluids reporting unit.

Cash flows from the specialty fluids reporting unit are susceptible to changes in demand due to cyclicality and timing of customer project completions primarily in the industrial and solar markets. Weakened demand has caused lower sales volume for specialty fluids products in recent periods, and further delay in the timing of customer project completions or slower overall growth in these markets could decrease the estimated fair value of the specialty fluids reporting unit. Two of the most critical assumptions used in the calculation of the fair value of the specialty fluids reporting unit are the target market long-term growth rate and the discount rate. The Company performed a sensitivity analysis on both of those assumptions. The fair value was 13 percent less than the carrying value with a one percent decrease in the target market long-term growth rate and 16 percent less than the carrying value with a one percent increase in the discount rate. Although we believe our estimate of fair value is reasonable, if the specialty fluids reporting unit’s financial performance falls below our expectations or there are negative revisions to key assumptions, we may be required to recognize an impairment charge.

~~In order to determine the discount rate, the Company uses a market perspective weighted average cost of capital ("WACC") approach. The WACC is calculated incorporating weighted average returns on debt and equity from market participants. Therefore, changes in the market, which are beyond the control of the Company, may have an impact on future calculations of estimated fair value.~~

Securities and Exchange Commission
July 20, 2015

Text of Staff Comment:

2.
We note your statement the specialty fluids reporting unit was acquired from Solutia Inc. It appears from your disclosures on pages 16 and 17 that you have also included the aviation turbine oil business within this reporting unit. If this is correct, please revise your disclosures to clarify. Otherwise, please reconcile your disclosure that the goodwill allocated to this reporting unit total $545 million with your disclosures on page 97 of your fiscal year 2012 Form 10-K and page 92 of your fiscal year 2013 Form 10-K that $463 million of goodwill was allocated to the Specialty Fluids & Intermediates reporting unit from the acquisition of Solutia Inc. with minimal adjustments to this goodwill balance after finalizing the fair value of assets and liabilities acquired from Solutia Inc. and from currency translation adjustments.

Management Response:
A substantial majority of the goodwill allocated to the specialty fluids reporting unit was from the acquisition of Solutia Inc. The Company undertakes as appropriate in future filings to clarify that goodwill in the specialty fluids reporting unit is not entirely goodwill from the Solutia acquisition. Please see our response to comment 1 above where our draft revised disclosure deletes “acquired from Solutia Inc. (“Solutia”)" and adds “as described in the “Business” section” to provide reference to a description of the reporting structure of the specialty fluids product line elsewhere in the Form 10-K.

Text of Staff Comment:

Non-GAAP and Pro Forma Combined Financial Measures, page 41

3.
We note that you are presenting non-GAAP measures that are excluding the effect of transaction, costs and losses or gains that do not directly arise from Eastman’s normal, or “core”, business and operations, or are otherwise of an unusual or non-recurring nature. We further note that you are including the term, non-recurring, within the presentation of the non-GAAP measures. Please tell us how the adjustments presented for each period presented meet the definition of non-recurring within Item 10(e)(1)(ii)(b) of Regulation S-K. Otherwise, please remove this term from your presentation and discussion of your non-GAAP measures.

Securities and Exchange Commission
July 20, 2015

Management Response:
In the subsection of the Form 10-K captioned “Company Use of Non-GAAP Financial Measures”, the Company describes management’s principles-based approach to identifying non-GAAP financial measures used by management to evaluate Company and operating segment performance and make resource allocation and performance evaluation decisions, and to disclose such non-GAAP financial measures to investors. As described in the Form 10-K, management has consistently excluded from the Company’s GAAP financial results the effect of transactions, costs, and losses or gains that either (i) do not directly arise from Eastman's normal, or "core", business and operations or (ii) are of an unusual or non-recurring nature. Such excluded effects of transactions, costs, and losses or gains are generally described as “non-core or recurring items.” Whether any excluded item is “unusual or non-recurring” is evaluated using the definition of such terms in Item 10(e)(1)(ii)(b) of Regulation S-K. The information in this section of the Form 10-K explains management’s overall approach in identifying and evaluating non-GAAP financial measures from time to time, but is not intended to imply that any of the actual items for which GAAP financial measures are adjusted in the Form 10-K are of an unusual or non-recurring nature.
The specific items excluded from GAAP financial measures in the non-GAAP financial measures presented in the Form 10-K are listed and described under “Non-GAAP Measures in this Annual Report”, including why each such item was appropriately excluded according to the principles-based approach described under “Company Use of Non-GAAP Financial Measures” in the Form 10-K. As described, each such item was excluded because it did not arise from Eastman's normal, or core, business and operations, and none was considered unusual or non-recurring. Accordingly, none was identified as “non-recurring”.
The Company will in future filings clarify and enhance this disclosure more specifically and directly to indicate which items excluded from its GAAP results are "non-core" and which (if any) are “non-recurring” and, for any “non-recurring” items, will include descriptive disclosure of the reasons such items are considered non-recurring (as such term is defined by Item 10(e)(1)(ii)(b) of Regulation S-K).

Text of Staff Comment:

Results of Operations, page 45

Summary of Consolidated Results, page 45

Asset Impairments and Restructuring Charges, Net, page 48

4.
We note you have recorded material restructuring charges, including severance charges, of $77 million, $76 million, and $120 million in 2014, 2013, and 2012, respectively, and a $109 million charge in the first quarter of 2015. Please expand your disclosure to quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings for your fiscal year 2014 restructuring activities. For your prior year restructuring activities, please disclose if the anticipated cost savings were realized. If actual savings have not been achieved as expected or are achieved in periods other than as expected, disclose the reasons and estimated effects on your operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Securities and Exchange Commission
July 20, 2015

Management Response:
We note that not all of the actions that resulted in restructuring charges in the periods presented in the Form 10-K were taken primarily to reduce costs. However, when asset impairments and restructuring charges result from cost saving initiative actions and not strategic growth or resource redeployment initiatives and those cost savings are material, we will in future filings expand our disclosure of (i) current year restructuring charges to include projected related future cost savings and the expected timing of such future cost savings and (ii) prior year restructuring charges to disclose whether the expected cost savings were realized in the anticipated time frame and, if not, the reasons for and estimated effects of any such delays.
Draft examples of such expanded disclosure as they would have been in the MD&A of the Company’s 2015 first quarter Form 10-Q are below (new or revised disclosure in italics). Because there were no material anticipated future cost savings associated with any disclosed restructuring charges, there would have been no such changes to the MD&A of the Company’s 2014 Form 10-K.

2015 First Quarter Form 10-Q Disclosure:

Asset Impairments and Restructuring Charges, Net

In first quarter 2015, there were net asset impairments and restructuring charges of $109 million. Net asset impairment and restructuring charges included $81 million of asset impairments and $16 million of restructuring charges, including severance, in the Fibers segment due to the closure of the Workington, UK acetate tow manufacturing facility which is expected to be substantially completed in 2015. Management anticipates annual cost savings in the Fibers segment of approximately $20 million, primarily cost of sales, to be realized beginning upon completion of the closure. Additionally, in first quarter 2015, management decided not to continue a growth initiative that was reported in "Other", resulting in asset impairments of $8 million and restructuring charges of $4 million.

In first quarter 2014, there were $13 million of net asset impairments and restructuring charges. Net asset impairments and restructuring charges consisted of $8 million of asset impairments and $2 million of restructuring charges in the AM segment primarily due to the closure of a production facility in Taiwan for the Flexvue® performance films product line. There were $3 million of restructuring charges for severance associated with the integration of Solutia.

Text of Staff Comment:

Provision for Income Taxes from Continuing Operations, page 51

5.
We note your effective tax rate decreased from 30% in 2013 to 24% in 2014. Please expand your disclosure to separately quantify the impact the three factors disclosed had on the corresponding effective tax rate, as these three factors are not separately identified in your effective tax rate reconciliation presented on page 101. Please also provide a discussion about how the integration of Solutia’s business operations and legal entity structures benefited your effective tax rate for fiscal year 2014.

Securities and Exchange Commission
July 20, 2015

Management Response:
The information disclosed in the Form 10-K lists and describes the reasons for the changes in the Company’s effective tax rate in order of magnitude. As background to these items for the information of the Staff:

•
The Company’s effective tax rates in 2014 and 2013 were impacted by the annual pension and other postretirement benefit mark-to-market (“MTM”) accounting (as described in “MD&A - Critical Accounting Estimates - Pension and Other Postretirement Benefits”). The Company recognized a MTM loss of $304 million in 2014 and a MTM gain of $383 million in 2013, most of which was recognized in U.S. legal entities as disclosed in “MD&A - 2014 Overview” tabular presentation. This fluctuation in U.S. earnings accounted for an approximately 2 percent benefit to the 2014 effective tax rate and an approximately 3 percent negative impact to the 2013 effective tax rate.

•
The 2014 effective tax rate reflects incremental benefit of approximately 3 percent over 2013, principally in the foreign tax rate variance, from the continued integration of the Solutia business operations and legal entity structures acquired in 2012. The Solutia acquisition and integration of business and legal entity structures included, in addition to significantly increased presence outside the U.S., an entity financing structure allowing more efficient redeployment of cash for outside U.S subsidiaries and expansion of regional European Fibers segment headquarters to a global business headquarters.

Text of Staff Comment:
Summary by Customer Location, page 63

6.
We note that your foreign operations represents approximately 53-56% of sales for each period presented. However, foreign earnings (loss) from continuing operations before income taxes has varied widely as a percentage of total earnings (loss) from continuing operations before income taxes for each period presented with fiscal year 2014 at 26.7%, fiscal year 2013 at 14.4%, and fiscal year 2012 at (0.3)%. Please include a discussion and analysis of the impact of your foreign operations on your earnings (loss) from continuing operations before income taxes that provides the material factors impacting your foreign results of operations. Please also discuss the specific business, economic and competitive factors that caused the material decrease in your United States earnings from continuing operations before income taxes margin for fiscal year 2014. The disclosure should enable a reader to understand the magnitude of each factor. Finally, please disclose whether these factors are expected to have a continuing impact on your future operating results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification for guidance.

Securities and Exchange Commission
July 20, 2015

Management Response:
The U.S. and outside U.S. earnings (loss) from continuing operations before income taxes variance information that is presented in ”Note 8 - Provision for Income Taxes” to the Form 10-K financial statements is determined for tax purposes and is included to explain the assumptions and calculation of the provision for income taxes that is recognized on the income statement, but is not the same as, presented for, or directly relevant to the overall analysis of operating earnings (U.S., non-U.S., or otherwise).

Because of the geographic diversity of its operations and business, the Company evaluates internally and provides discussion and analysis in the MD&A of sales revenues by customer location in order to consistently and on the same basis each quarter measure the relative levels of business by geographic region. Management does not measure or evaluate operating earnings by regional customer location. When there are geographic factors that materially impact operating earnings for certain businesses or product lines in any one or more geographic region, the Company describes those in the applicable segment operating earnings discussion and analysis. See, e.g., “Summary by Operating Segment - Additives & Functional Products Segment”, “ - Adhesives & Plasticizers Segment”, “ - Fibers Segment”, and “ - Specialty Fluids & Intermediates Segment” in the MD&A section of the 2014 10-K.

Text of Staff Comment:
Financial Statements, page 77

Note 2 - Acquisitions, page 90

7.	Please expand your disclosure of the preliminary purchase price allocation for the Taminco acquisition to provide the disclosures required by ASC 805-20-50-4A.

Management Response:
While the Company’s disclosure of the Taminco acquisition in Note 2 of the financial statements in the Form 10-K stated that the December 5, 2014 accounting was preliminary, specific disclosure regarding the accounting for assets acquired and liabilities assumed for the Taminco acquisition being “incomplete” was not included in “Note 2 - Acquisitions” of the 2014 Form 10-K because management believed that users of the financial statements would reasonably ascertain that there was not sufficient time prior to the publication of the 2014 financial statements to complete the required purchase accounting for a significant acquisition that closed on December 5, 2014. In future filings, when appropriate, the Company will clarify and, as appropriate, enhance the disclosure to specify why acquisition accounting is preliminary and incomplete.

Securities and Exchange Commission
July 20, 2015

Text of Staff Comment:
Note 8- Provision for Income Taxes page 100

8.
Please confirm to us that the foreign rate variance line item of the effective tax rate reconciliation only includes the difference between the rate at which foreign earnings are taxed versus what the tax would be under the US tax rate. Otherwise, please provide us with a description of the components within this line item along with the amount. In this regard, we note that this line item has the largest impact to the effective tax rate. However, your analysis of the effective tax rates in MD&A does not mention foreign earnings and the lower foreign tax rates as a material factor.

Management Response:
We confirm that the foreign rate variance line item of the effective tax rate reconciliation only includes the difference between the rate at which foreign earnings are taxed versus what the tax would be under the US tax rate. See the Company’s response to Staff comment 5 concerning effective tax rates.
Text of Staff Comment:
Note 11 - Retirement Plans, page 110

9.
We note your disclosure on page 114 that you did not change to the recently published RP-2014 table as the current RP-2000 table with scale AA more closely aligns with your experience. Please tell us, to the extent the adoption of the RP-2014 table would have been material to your financial statements, why the RP-2000 table provides the best estimate of the future mortality experience in light of the improvements to mortality documented in the RP-2014 table.

Management Response:

Based on the experience study performed for the Company’s U.S. plans in 2014, referenced in both ”MD&A -- Critical Accounting Estimates” and “Note 11 - Retirement Plans” of the Form 10-K, the Company’s actual experience more closely aligns with the RP-2000 table with scale AA static improvement scale and no collar adjustment. The overall Eastman retiree mortality rates are significantly higher than predicted by the new RP-2014 table, and slightly higher than predicted by the RP-2000 table. Additionally, all of the Company’s U.S. pension plans are closed plans with the primary pension plan being closed since 2007. As there are no new entrants into the closed plans, projected improvements in mortality related to a participant’s year of birth are less impactful. As such, based on the experience study no change or sensitivity disclosure from the current base table or projection scale was warranted and the RP-2000 table provides the best estimates of future Eastman retiree mortality rates.

*    *    *    *

Securities and Exchange Commission
July 20, 2015

Management Acknowledgement
The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*    *    *    *
If you have additional questions or comments, please contact me at the above telephone number or e-mail address, or Brian L. Henry, the Company’s in-house attorney responsible for securities and disclosure matters, at 423-229-1295 (telephone) or blhenry@eastman.com (e-mail).

Sincerely,

/s/William T. McLain Jr.
William T. McLain Jr.
Corporate Controller
Enclosures
cc: Tracie Mariner, Staff Accountant, SEC Division of Corporation Finance
Tracy Houser, SEC Division of Corporation Finance
Curtis E. Espeland, Chief Financial Officer, Eastman Chemical Company
David A. Golden, Chief Legal Officer, Eastman Chemical Company
Scott V. King, Chief Accounting Officer, Eastman Chemical Company
Brian L. Henry, Senior Counsel, Eastman Chemical Company
Mark L. Hanson, Jones Day
Neil M. Simon, Jones Day